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                             May 22, 2024

       Martin J. Bonick
       Chief Executive Officer
       Ardent Health Partners, LLC
       340 Seven Springs Way, Suite 100
       Brentwood, Tennessee 37027

                                                        Re: Ardent Health
Partners, LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 26,
2024
                                                            CIK No. 0001756655

       Dear Martin J. Bonick:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 12, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Consolidated Operating Statistics, page v

   1. We note your revised disclosure in response to comment 3, including your disclosure that
                                                        "[t]he adjusted
admissions calculation 'equates' gross outpatient revenue to the inpatient volume measure of
admissions, thereby resulting in a general measure of combined inpatient and
outpatient volume." Please revise your disclosure to further explain what you mean by "equates,"
given that this term is in quotations. Consider providing a clearer presentation of the
metrics that are in the numerator and denominator of your adjusted admissions ratio,
including any helpful graphics.
 Martin J. Bonick
FirstName  LastNameMartin
Ardent Health Partners, LLCJ. Bonick
Comapany
May        NameArdent Health Partners, LLC
     22, 2024
May 22,
Page 2 2024 Page 2
FirstName LastName
Industry and Market Data, page vi

2. We note your revised disclosure in response to comment 4. Please further revise your disclosure to provide the data and calculations underlying your serviceable addressable market. In this regard, we note your disclosure that "[w]e estimate that our serviceable addressable market, which reflects the total hospital, physician and clinical services expenditures in markets that fit our strategic focus on mid-sized urban communities, approaches $800 billion."
Prospectus Summary
Overview, page 1

3. We note your revised disclosure in response to prior comment 5 and re-issue the comment in part. Please explain what it means to be one of the leading healthcare systems "of scale"
         based on market share.
4. We note that your response to prior comment 6 includes a discussion of the assumptions underlying the growth rates included in the prospectus and whether the relevant projected annual growth rate has been achieved for the historical periods of 2021, 2022, and 2023.
         Please include this discussion as disclosure in your prospectus.
5. We note your response to comment 10, but we are not persuaded by your response. Please revise your prospectus summary to more clearly explain the ownership structure of the 30 hospitals you operate and to discuss the potential challenges or risks related to your ownership structure, including related to your joint ventures and VIEs. Your disclosure should make it clear that you have significant minority interests in many of the hospitals you own and that, as a result, a significant portion of your revenue and net income is attributable to your joint ventures and noncontrolling interests. For example, while you reported net income of approximately $129 million for 2023, approximately $75 million of that total was attributable to noncontrolling interests of which $72.7 million
         was attributable to minority partners    interests in hospitals and
ambulatory services that
         are owned and operated though limited liability companies. In addition, you disclose on page 85 that during the years ended December 31, 2023, 2022, and 2021, total revenue related to your JV entities was $1.6 billion, $1.5 billion and $1.4 billion, respectively, which represented 29.8%, 28.9% and 28.9%, respectively, of your total revenue. Finally, please revise your organizational chart to note where you hold less than a 100% interest in your Joint Ventures and relevant operating subsidiaries, and revise to note the health systems included under your Joint Ventures.
6. Here or elsewhere in your prospectus, please provide a more detailed description of the structure and operations of the LLCs that own certain of your hospitals. Please explain if the voting and economic rights of the LLC members are proportional to their ownership interests in the LLC or otherwise discuss how the LLCs are structured. In this regard, we note there is a column in the table on page 111 that shows Ardent's JV ownership percentage in each Health System. However, it is not clear if this represents an equal
 Martin J. Bonick
FirstName  LastNameMartin
Ardent Health Partners, LLCJ. Bonick
Comapany
May        NameArdent Health Partners, LLC
     22, 2024
May 22,
Page 3 2024 Page 3
FirstName LastName
         percentage of the economic and voting rights of the underlying joint venture or LLC.
         Please provide a general description of the management services agreements pursuant to which the day-to-day operations of the LLC and hospitals are managed, and describe any revenue sharing agreements or arrangements.
Corporate Conversion, page 12

7. We note your disclosure that the purpose of the corporate conversion is so that the top-tier entity in your corporate structure is a corporation rather than a limited liability company and so that your existing investors will own your common stock rather than equity interests in a limited liability company. Please revise your prospectus summary to explain the rationale for why you selected this transaction structure, including any material ways in which the structure benefits you, existing investors, principal equity holders, or other related parties.
Summary historical financial and operating data, page 17

8. With reference to the REIT Savings Letter Agreement on page 195 and the authoritative literature you will rely on, please clarify how you will account for Ventas' rights under this agreement. To the extent material, address the need to present the pro forma impact.
Risk Factors, page 24

9. Please revise your risk factor disclosure to discuss the risks related to your historical and continued use of contract labor, and to provide more detailed disclosure describing the industry-wide staffing shortages in 2022 and 2023. Please also clarify the extent to which you historically and currently rely on contract labor. In this regard, we note your revised disclosure on page 88 that your decrease in contract labor expense was a result of market wage adjustments and increased employee utilization to provide care for higher volumes of patients, and your disclosure on page 116 referencing the relevant staffing shortages.
We conduct a significant portion of our operations through JVs..., page 38

10. We note your revised disclosure regarding your JV with UT Health East Texas. We also note your statement in your response letter that you do not believe
the Company   s
         business is substantially dependent on any of the other individual JVs. Please provide us with a more detailed analysis of why your business is not substantially dependent on the
         JV with UT Health East Texas. In this regard, we note that this JV appears to cover nine of your 30 hospitals and 59 of your over 200 sites of care. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 79

11. We note your disclosure that one of your long-term acute care hospitals is expected to close on April 30, 2024. To the extent material, please disclose the impact this hospital
 Martin J. Bonick
Ardent Health Partners, LLC
May 22, 2024
Page 4
         has had on your operating results for each period presented.
Results of operations, page 84

12. We note your expanded disclosures regarding your calculation of Adjusted admissions, which is also used in the calculation of Net patient service revenue per adjusted admission. Specifically, we note that the denominator in the calculation of Adjusted admissions utilizes gross inpatient revenue and gross outpatient revenue that excludes variable consideration. Please tell us your consideration of the guidance in Question
         100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial
         Measures for utilizing this amount in calculating Adjusted admissions and Net patient service revenue per adjusted admission.
Supplemental non-GAAP information, page 91

13.      We note the expanded disclosures you provide in response to comment
21. Tell us how
         you concluded it is appropriate to exclude a portion of noncontrolling interest earnings rather than the entire amount. In this regard, similar types of income or loss should be reflected consistently for each period presented.
14. Footnote (b) to your Adjusted EBITDA reconciliation characterizes the portion of the adjustment related to FEMA funds and insurance recoveries as non-recurring events. Given that these adjustments occurred during all periods presented, this characterization is inconsistent with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-
         K. As such, please revise your disclosure.
15. As previously requested in comment 22, please separately present your valuation measure,
         Adjusted EBITDAR such that it is not alongside or near any discussion of your operating results. Specifically, move your presentation of Adjusted EBITDAR from the proximity of (i) Adjusted EBITDA in MD&A and Summary Historical Financial and Operating Data
         and (ii) your discussion and analysis of your operating results and presentation of quarterly results of operations in MD&A. Its current proximity to your operating results may create confusion as to why you present EBITDAR.
Revenue recognition, page 104

16. We note your revised disclosure that "[i]n May 2022, we outsourced our revenue cycle management functions to Ensemble." We also note that your exhibit index references
       "Master Services Agreement, dated as of May 5, 2022, by and between Ensemble RCM,
       LLC d/b/a Ensemble Health Partners and AHS Management Company, Inc." In
an
       appropriate place in your filing, please revise to describe the material terms of the Master
FirstName LastNameMartin J. Bonick
       Services Agreement. Please also clarify whether Ensemble is a related party, given your
Comapany    NameArdent
       disclosure that Mr.Health
                           BonickPartners, LLCas a board member of Ensemble
Health Partners
                                   has served
May 22,since
         2024July 2023.
               Page 4
FirstName LastName
 Martin J. Bonick
FirstName  LastNameMartin
Ardent Health Partners, LLCJ. Bonick
Comapany
May        NameArdent Health Partners, LLC
     22, 2024
May 22,
Page 5 2024 Page 5
FirstName LastName
Our Market Opportunity, page 109

17. We note your revised disclosure in response to comment 27, including that "[f]ee-for-
         service payment models reimburse healthcare providers for each service they deliver to a patient, while value-based care models incentivize healthcare providers to focus on quality outcomes rather than the quantity of services rendered," and the shift to value-based payment models "includes risk-based payment models that tie financial incentives to quality, efficiency, and patient outcomes." Please further revise your disclosure to clarify the "financial incentives" provided under value-based care models and risk-based payment models, including how healthcare providers are reimbursed for each service they deliver to patients.
Our platform, page 111

18. We note your revised disclosure in response to prior comment 25 and re-issue the comment in part. Please provide a more detailed legal analysis supporting your response that all JV agreements were entered into in the ordinary course of the
Company   s business
         and the Company   s business is not substantially dependent on any of
the individual JVs.
         In addition, please revise footnote two to disclose the date as of which the data in the chart is presented. Please also revise to identify which of your health systems include the eight
         VIEs referenced elsewhere in your filing.
Our Properties and Facilities, page 120

19. We note your response to comment 2, including that "the annual lease expense payable to
         MPT is only approximately $11 million, or 0.2% of the Company   s
total operating
         expenses, for fiscal year 2023." Please tell us whether the hospital subject to this lease represents a material portion of your total revenue for the financial periods presented in the filing.
Certain relationships and related party transactions, page 188

20.      We note your response to prior comment 30 that the transaction for
Pure Health   s
         investment was between Company unitholders and the Company did not receive any consideration. Please tell us if the Company was party to any of the underlying transaction documents and provide us with your legal analysis as to whether Company was otherwise
         "a participant" in the transaction pursuant to Item 404(a) of Regulation S-K.
Consolidated balance sheets, page F-7

21. As previously requested in comment 32, please separately present each major class of your VIEs liabilities on the face of this statement in accordance with ASC 810-10-45-
         25.b. In this regard, we note your disclosure on page F-18 that the VIEs do not have creditors that have recourse to the Company.
 Martin J. Bonick
FirstName  LastNameMartin
Ardent Health Partners, LLCJ. Bonick
Comapany
May        NameArdent Health Partners, LLC
     22, 2024
May 22,
Page 6 2024 Page 6
FirstName LastName
2. Summary of significant accounting policies
Variable interest entities, page F-17

22. We note your responses to comments 32 and 33. Please expand your disclosures to clarify that (1) all of the VIEs meet the definition of a business; (2) that all of the VIEs issue voting equity interests and that you hold the majority of the voting interests; and (3) the
         VIEs assets are not required to only be used to settle the obligations of the VIEs and the specific facts and circumstances that led to this conclusion.
Segment Reporting, page F-27

23. We note your response to comment 34. Please provide us with the following additional information:

                We note your discussion of the operating decisions made by the CEO. Please describe the role and responsibilities of the COO in detail, describe the types of decisions the COO makes with supporting examples, and compare and contrast with the role and responsibilities of your CEO.

                We note that the CEO infrequently engages with the regional presidents, but instead relies on the COO to oversee and direct them. Further, we note that the CEO frequently meets with and engages with the COO. Please tell us whether the COO and CEO discuss regional performance as part of their meetings, and if so, what financial information is reviewed. Please also describe the nature and frequency of
              the COO   s meetings with regional presidents, and the financial
information reviewed
              (e.g., is regional financial information compared against budget).

                We note that regional-level and facility-level budgets are prepared. We further note that the CEO does not review all facility-level budgets. Please tell us whether the
              CEO receives budget information at the regional-level, and if so, how the CEO uses
              it. Please also describe the COO   s involvement in the budgeting
process in greater
              detail, including the levels at which the COO approves the budget.

                Please tell us what financial information is provided to each of the CEO and Board of
              Directors, including disaggregated financial information (e.g., at the regional level), the frequency it is provided, and how it is used.

                Please describe the basis for determining the compensation for each of the COO and the regional presidents, including whether any compensation is based on the financial performance of the regions.
6. Leases, page F-29

24. We re-issue comment 35 in part. Please expand your disclosures to provide your accounting policy for assessing whether a lease is classified as an operating lease versus a
 Martin J. Bonick
Ardent Health Partners, LLC
May 22, 2024
Page 7
       financing lease. Refer to ASC 842-10-25-1 through 25-7 for guidance. Sale of medical office buildings, page F-31

25. We note your response to comment 36. Please provide us with your analysis of the criteria listed in ASC 842-10-25-2 for the 18 medical office buildings. Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at
202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

FirstName LastNameMartin J. Bonick                         Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameArdent Health Partners, LLC
                                                           Services
May 22, 2024 Page 7
cc:       Samir A. Gandhi, Esq.
FirstName LastName